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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                       Motorcar Parts & Accessories, Inc.
      -------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   620071 10 0
                -------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                                Page 1 of 5 pages

                                       13G
---------------------                                          -----------------
CUSIP NO. 620071 10 0                                          PAGE 2 OF 5 PAGES
---------------------                                          -----------------

================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gary Simon
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                      (b) [_]

         N/A
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                     5       SOLE VOTING POWER

                             3,000
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY         6       SHARED VOTING POWER
  OWNED BY
    EACH                     240,714
 REPORTING     -----------------------------------------------------------------
   PERSON            7       SOLE DISPOSITIVE POWER
    WITH
                             3,000
               -----------------------------------------------------------------
                     8       SHARED DISPOSITIVE POWER

                             240,714
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         243,714
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]
         N/A
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)
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

---------------------                                          -----------------
CUSIP NO. 620071 10 0                                          PAGE 3 OF 5 PAGES
---------------------                                          -----------------


                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13G
                                  ------------

ITEM 1(A).  NAME OF ISSUER:

            Motorcar Parts & Accessories, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            2727 Maricopa Street
            Torrance, CA 90503

ITEM 2(A).  NAME OF PERSON FILING:

            Gary Simon

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            c/o Parker Chapin Flattau & Klimpl, LLP
            1211 Avenue of the Americas
            New York, NY 10036

ITEM 2(C).  CITIZENSHIP:

            United States

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $.01 par value

ITEM 2(E).  CUSIP NUMBER:

            620071 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable

ITEM 4.     OWNERSHIP.  As of December 31, 1996:

           (a)        Amount beneficially owned: 243,714 shares of Common Stock.
                      Includes 240,714 shares of Common Stock deemed to be beneficially owned by Mr. Simon as co-trustee of two separate

SEC 1745 (2-95)
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

---------------------                                          -----------------
CUSIP NO. 620071 10 0                                          PAGE 4 OF 5 PAGES
---------------------                                          -----------------


                      trusts, one owning 142,875 shares of Common Stock, and the other owning 97,857 shares of Common Stock. Mr. Simon disclaims beneficial ownership with respect to all of these shares.

           (b)        Percent of class:      5.0%

           (c)        Number of shares as to which such person has:

                      (i)        Sole power to vote or direct the vote: 3,000

                      (ii)       Shared  power  to  vote  or  direct  the  vote:
                                 240,714

                      (iii) Sole power to dispose or direct the disposition of: 3,000

                      (iv)       Shared   power  to   dispose   or  direct   the
                                 disposition of: 240,714

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable. The sole purpose of this Amendment No. 3 is to correct Item 5 as contained in Amendment No. 2 filed on February 7, 1997, to reflect that the 5.0% (percent of class) set forth in Item 4(b) has been rounded down from 5.009%.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not Applicable


SEC 1745 (2-95)
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


---------------------                                          -----------------
CUSIP NO. 620071 10 0                                          PAGE 5 OF 5 PAGES
---------------------                                          -----------------


ITEM 10.   CERTIFICATION.

           Not Applicable

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 12, 1997

                                             /S/ GARY SIMON
                                             ----------------------
                                                 Gary Simon

SEC 1745 (2-95)
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